UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 July 2005
Number 23/06

 BHP BILLITON PRODUCTION REPORT
 FOR THE QUARTER ENDED 30 JUNE 2006

BHP Billiton today released its production report for the quarter ended 30 June 2006. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Annual production records were achieved in aluminium, copper, iron ore, nickel and natural gas in a strong demand environment.

  Record annual production was achieved at North West Shelf (Australia), Hillside (South Africa), Mozal (Mozambique), Paranam (Suriname), Escondida (Chile), Antamina (Peru), Western Australian Iron Ore, GEMCO (both Australia), New Mexico Coal (USA), Cerrejon Coal and Cerro Matoso (both Colombia).

  Worsley Development Capital Projects (Australia) and Western Australian Iron Ore Rapid Growth Project 2 (Australia) were commissioned and Escondida Sulphide Leach (Chile) achieved first production during the quarter.

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
PETROLEUM	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Crude Oil & Condensate ('000 bbl)	45,873	11,551	-10%	-17%	6%
Natural Gas (bcf)	360.44	98.59	4%	0%	27%
Total Petroleum Products (million boe)	115.95	30.63	-3%	-8%	18%

Total Petroleum Production - Total production for the year ended June 2006 was in line with the year ended June 2005.

Crude Oil and Condensate - June 2006 annual production was lower than the previous year. This primarily reflects lost production from the Typhoon/Boris facility (USA) due to hurricane damage sustained in the September 2005 quarter, well and weather related downtime at North West Shelf, natural liquids decline at Bass Strait (Australia) natural field decline at  Liverpool Bay (UK) and the January 2005 sale of our interest in Laminaria (Australia). This was partially offset by increased production from ROD (Algeria), commissioned in October 2004 and Angostura (Trinidad & Tobago) and Mad Dog (USA), both commissioned in January 2005.

Production for the June 2006 quarter was lower than the June 2005 quarter. The loss of the Typhoon/Boris facility, well related downtime and natural liquids decline at North West Shelf natural field decline at Liverpool Bay and timing of recognition of tax barrel entitlements at ROD all had a negative impact on production. This was partially offset by ramp up of production at Mad Dog and the timing of tax barrel entitlements at Angostura.

Production for the June 2006 quarter was higher than the March 2006 quarter. This primarily reflects increased production at Bass Strait, with stronger gas demand leading to a resultant increase in condensate production, combined with successful infill drilling programmes. Production also increased at North West Shelf reflecting a recovery from weather related downtime in the prior quarter. This was partially offset by lower production at ROD related to timing of recognition of tax barrel entitlements.

Natural Gas - Record production for the year ended June 2006 primarily reflects the commissioning of Minerva (Australia) in January 2005 and the 4th LNG Train at North West Shelf in September 2004. This was partially offset by lost production from the Typhoon/Boris facility and lower demand for Bass Strait gas.

Production for the June 2006 quarter was higher than the March 2006 quarter reflecting higher seasonal demand for Bass Strait gas, higher demand and reduced weather related downtime at North West Shelf and reduced facility downtime at Liverpool Bay. This was partially offset by facility downtime at Bruce (UK).

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
ALUMINIUM	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Alumina ('000 tonnes)	4,187	1,072	0%	2%	0%
Aluminium ('000 tonnes)	1,362	344	2%	7%	1%

Alumina - Production for the year and quarter ended June 2006 was in line with all comparative periods.

Quarterly production records were achieved at both Paranam and Alumar (Brazil).

Aluminium - Record annual production was achieved in the year ended June 2006 with Mozal and Hillside continuing to deliver increased production as a result of ongoing business efficiency initiatives. Bayside (South Africa) returned to full operating capacity during the year following a potline outage in April 2005.

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
BASE METALS	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Copper ('000 tonnes)	1,268.1	311.7	23%	16%	-2%
Silver ('000 ounces)	46,476	9,593	-7%	-19%	-18%
Lead (tonnes)	266,321	55,507	-6%	-14%	-19%
Zinc (tonnes)	109,058	27,564	4%	-2%	-3%
Uranium Oxide Concentrate (tonnes)	3,936	865	n/a	n/a	-5%

Copper - Record annual production was achieved during the year ended June 2006, primarily reflecting record annual production at both Escondida and Antamina and the inclusion of a full year of production from Olympic Dam (Australia). This was partially offset by lower production at Cerro Colorado (Chile) following an earthquake in June 2005 and the sale of Tintaya (Peru), effective 1 June 2006.

June 2006 quarterly production was higher than the June 2005 quarter reflecting the inclusion of a full quarter of production from Olympic Dam.

Silver - Production for the year and quarter ended June 2006 was lower than the year and quarter ended June 2005, primarily reflecting declining head grades and the temporary closure of the southern zone of the Cannington mine (Australia) in April 2006 to accelerate a programme of decline and stope access rehabilitation.

June 2006 quarter production was lower than the March 2006 quarter reflecting the temporary closure of the southern zone of the Cannington mine.

Lead - Production for the year and quarter ended June 2006 was lower than all comparative periods, primarily reflecting the temporary closure of the southern zone of the Cannington mine.

Zinc - Production for the year ended June 2006 was higher than the year ended June 2005. Record annual zinc production at Cannington reflecting higher head grades was partially offset by a lower proportion of zinc contained ore processed at Antamina.

Uranium Oxide Concentrate - Production in the June 2006 quarter was lower than the March 2006 quarter reflecting lower head grades at Olympic Dam.

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
CARBON STEEL MATERIALS	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Iron ore ('000 tonnes)	97,072	26,115	0%	3%	16%
Metallurgical Coal ('000 tonnes)	35,643	9,224	-4%	-4%	9%
Manganese Ore ('000 tonnes)	5,280	1,389	-3%	-2%	13%
Manganese Alloy ('000 tonnes)	652	175	-14%	12%	1%

Iron Ore - Production for the year and quarter ended June 2006 was higher than all comparative periods. Record annual and quarterly production was achieved at the Western Australian Iron Ore operations reflecting the ramp up of recently expanded capacity in response to continuing strong customer demand and recovery from weather related impacts in the March 2006 quarter.

Metallurgical Coal - Production for the year ended June 2006 was lower than the year ended June 2005. This primarily reflects reduced production at Queensland Coal (Australia) due to depletion of reserves at Riverside and extended scheduled maintenance outages at a number of mines. This was partially offset by increased production at Goonyella reflecting the continued ramp up of Broadmeadow (commissioned in August 2005) to nameplate capacity in the June 2006 quarter. Production also increased at Illawarra Coal (Australia) reflecting the continued ramp up of Dendrobium (commissioned in April 2005) and record production at West Cliff.

June 2006 quarterly production was lower than the June 2005 quarter reflecting timing of scheduled maintenance shutdowns, particularly at Peak Downs (Australia). This was partially offset by the continued ramp up of Broadmeadow and Dendrobium.

June 2006 quarterly production was higher than the March 2006 quarter reflecting the continued ramp up of Broadmeadow, timing of longwall changes at Crinum (Australia) and other scheduled maintenance outages in the prior quarter.

Manganese Ore - Production for the year and quarter ended June 2006 was in line with the year and quarter ended June 2005.

June 2006 quarterly production was higher than the March 2006 quarter reflecting the mining of higher grade material at the South African operations during the period.

Manganese Alloy - Production for the year ended June 2006 was lower than the year ended June 2005 reflecting lower market demand.

June 2006 quarterly production was higher than the June 2005 quarter reflecting scheduled maintenance at Metalloys (South Africa) in the prior period.

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Diamonds ('000 carats)	2,561	583	-29%	-39%	14%
Fertiliser ('000 tonnes)	861.3	141.3	n/a	n/a	-36%

Diamonds - Carat production decreased in the year and quarter ended June 2006 primarily reflecting the processing of lower grade ore at Ekati (Canada).

June 2006 quarterly production was higher than the March 2006 quarter as a result of increased throughput partially offset by marginally lower grade.

Fertiliser - June 2006 quarterly production was lower than the March 2006 quarter reflecting the commencement of a scheduled triennial major maintenance outage.

BHP Billiton announced the sale of its Southern Cross Fertiliser operations (Australia) on May 9, 2006, completion is expected to occur in the coming weeks.
	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
ENERGY COAL	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Energy Coal ('000 tonnes)	85,756	21,787	-2%	-4%	17%

Energy Coal - Production for the year ended June 2006 was in line with the year ended June 2005.

Production for the June 2006 quarter was lower than the June 2005 quarter. This primarily reflects lower production at Ingwe (South Africa) as it recovered from significantly higher than average rainfall experienced in the March 2006 quarter and increased strip ratios at Hunter Valley Coal (Australia). This was partially offset by record production at Cerrejon Coal reflecting the ramp up of recently expanded capacity.

Production for the June 2006 quarter was higher than the March 2006 quarter reflecting high rainfall at Ingwe and a planned outage for a longwall move at San Juan Coal (USA) in the prior quarter. Production at Hunter Valley Coal increased during the quarter reflecting lower strip ratios and improved equipment availability.

	JUNE	JUNE	JUNE YTD 06	JUNE Q06	JUNE Q06
	2006	2006	vs	vs	vs
STAINLESS STEEL MATERIALS	YTD	QTR	JUNE YTD 05	JUNE Q05	MAR Q06
Nickel ('000 tonnes)	174.9	41.6	90%	31%	3%

Nickel - Production for the year and quarter ended June 2006 was higher than the year and quarter ended June 2005. This primarily reflects the inclusion of a full year of production from Nickel West (Australia).

Production for the June 2006 quarter was higher than the March 2006 quarter primarily reflecting weather related disruptions at Nickel West in the prior quarter. This was partially offset by increased maintenance and the continuing impact of expansion tie-ins at Yabulu (Australia).

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			YEAR ENDED			% CHANGE
							YTD 06	JUN Q06	JUN Q06
		JUNE	MAR	JUNE	JUNE	JUNE	vs	vs	vs
		2005	2006	2006	2006	2005	YTD 05	JUN Q05	MAR Q05
PETROLEUM
Crude oil & condensate	('000 bbl)	13,939	10,886	11,551	45,873	50,840	-10%	-17%	6%
Natural gas	(bcf)	98.79	77.85	98.59	360.44	345.68	4%	0%	27%
LPG	('000 tonnes)	213.71	175.26	213.75	813.84	860.10	-5%	0%	22%
Ethane	('000 tonnes)	22.97	22.25	31.16	106.15	101.53	5%	36%	40%
Total Petroleum Products	(million boe)	33.13	26.01	30.63	115.95	119.03	-3%	-8%	18%

ALUMINIUM
Alumina	('000 tonnes)	1,054	1,075	1,072	4,187	4,182	0%	2%	0%
Aluminium	('000 tonnes)	321	340	344	1,362	1,330	2%	7%	1%

BASE METALS
Copper	('000 tonnes)	269.8	319.1	311.7	1,268.1	1,034.0	23%	16%	-2%
Lead	(tonnes)	64,652	68,754	55,507	266,321	281,970	-6%	-14%	-19%
Zinc	(tonnes)	28,204	28,419	27,564	109,058	105,361	4%	-2%	-3%
Gold	(ounces)	31,882	52,095	56,161	216,622	125,413	73%	76%	8%
Silver	('000 ounces)	11,881	11,655	9,593	46,476	50,047	-7%	-19%	-18%
Uranium oxide concentrate	(tonnes)	415	913	865	3,936	415	-	-	-5%
Molybdenum	(tonnes)	492	632	538	2,515	1,806	39%	9%	-15%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	25,296	22,499	26,115	97,072	96,745	0%	3%	16%
Metallurgical coal	('000 tonnes)	9,570	8,460	9,224	35,643	37,303	-4%	-4%	9%
Manganese ore	('000 tonnes)	1,418	1,226	1,389	5,280	5,455	-3%	-2%	13%
Manganese alloy	('000 tonnes)	156	173	175	652	755	-14%	12%	1%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	957	512	583	2,561	3,617	-29%	-39%	14%
Fertiliser	('000 tonnes)	74	222.5	141.3	861.3	73.9	-	-	-36%

ENERGY COAL
Energy coal	('000 tonnes)	22,703	18,672	21,787	85,756	87,416	-2%	-4%	17%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	31.8	40.2	41.6	174.9	91.9	90%	31%	3%
Ferrochrome	('000 tonnes)	178	-	-	-	954	-	-	-

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							YEAR ENDED
	BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	Interest	2005	2005	2005	2006	2006	2006	2005
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	13,939	12,234	11,202	10,886	11,551	45,873	50,840
Natural gas	(bcf)	98.79	97.65	86.35	77.85	98.59	360.44	345.68
LPG	('000 tonnes)	213.71	234.24	190.59	175.26	213.75	813.84	860.10
Ethane	('000 tonnes)	22.97	28.02	24.72	22.25	31.16	106.15	101.53
Total Petroleum Products	(million boe)	33.13	31.38	27.93	26.01	30.63	115.95	119.03

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	718	689	663	717	694	2,763	2,813
Suriname	45%	209	227	219	228	247	921	874
Alumar	36%	127	112	130	130	131	503	495
Total		1,054	1,028	1,012	1,075	1,072	4,187	4,182

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	172	172	177	174	177	700	685
Bayside	100%	29	41	46	46	46	179	166
Alumar	46.3%	44	45	45	44	44	178	176
Valesul	45.5%	11	11	10	11	11	43	43
Mozal	47%	65	65	66	65	66	262	260
Total		321	334	344	340	344	1,362	1,330

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	154.0	168.6	169.0	168.2	165.2	671.0	578.2
Antamina	33.8%	29.9	27.9	34.3	32.9	29.1	124.2	123.1
Tintaya (b)	100%	15.3	17.3	18.1	16.2	12.9	64.5	72.7
Total		199.2	213.8	221.4	217.3	207.2	859.7	774.0

Cathode ('000 tonnes)
Escondida	57.5%	21.4	19.6	20.0	15.4	11.7	66.7	87.3
Cerro Colorado	100%	24.6	14.5	21.5	28.1	30.0	94.1	113.1
Tintaya (b)	100%	6.4	9.7	9.9	9.1	6.1	34.8	34.4
Pinto Valley	100%	2.1	2.2	2.1	2.1	2.1	8.5	9.1
Olympic Dam (c)	100%	16.1	49.1	53.5	47.1	54.6	204.3	16.1
Total		70.6	95.1	107.0	101.8	104.5	408.4	260.0

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	64,652	64,873	77,187	68,754	55,507	266,321	281,970
Total		64,652	64,873	77,187	68,754	55,507	266,321	281,970

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	12,676	14,188	18,780	20,885	14,926	68,779	52,841
Antamina	33.8%	15,528	14,959	5,148	7,534	12,638	40,279	52,520
Total		28,204	29,147	23,928	28,419	27,564	109,058	105,361

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	20,774	19,194	19,200	17,877	23,567	79,838	96,606
Tintaya (b)	100%	4,066	8,048	8,200	8,032	4,958	29,238	21,765
Olympic Dam (c) (refined gold)	100%	7,042	26,424	27,300	26,186	27,636	107,546	7,042
Total		31,882	53,666	54,700	52,095	56,161	216,622	125,413

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	658	795	945	714	925	3,379	2,551
Antamina	33.8%	749	642	859	865	808	3,174	2,774
Tintaya (b)	100%	129	167	168	138	119	592	630
Cannington	100%	10,283	9,579	11,672	9,693	7,503	38,447	44,030
Olympic Dam (c) (refined silver)	100%	62	179	222	245	238	884	62
Total		11,881	11,362	13,866	11,655	9,593	46,476	50,047

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam (c)	100%	415	1,088	1,070	913	865	3,936	415
Total		415	1,088	1,070	913	865	3,936	415

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	492	573	772	632	538	2,515	1,806
Total		492	573	772	632	538	2,515	1,806

CARBON STEEL MATERIALS
IRON ORE (d)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,493	6,234	6,166	5,884	6,490	24,774	25,736
Goldsworthy Joint Venture	85%	1,593	1,393	1,669	1,371	1,808	6,241	4,685
Area C Joint Venture	85%	4,813	4,286	4,969	3,332	5,401	17,988	16,612
Yandi Joint Venture	85%	8,943	8,409	8,372	8,561	8,854	34,196	35,661
Jimblebar (e)	85%	1,558	1,645	1,569	1,549	1,607	6,370	6,364
Samarco	50%	1,896	1,881	1,865	1,802	1,955	7,503	7,687
Total		25,296	23,848	24,610	22,499	26,115	97,072	96,745

METALLURGICAL COAL (f)
Production ('000 tonnes)
BMA	50%	7,021	6,693	6,441	5,972	6,474	25,580	25,395
BHP Mitsui Coal (g)	80%	882	726	710	763	850	3,049	5,657
Illawarra	100%	1,667	1,567	1,822	1,725	1,900	7,014	6,251
Total		9,570	8,986	8,973	8,460	9,224	35,643	37,303

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	631	566	529	532	673	2,300	2,508
Australia (h)	60%	787	821	749	694	716	2,980	2,947
Total		1,418	1,387	1,278	1,226	1,389	5,280	5,455

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	98	79	105	119	131	434	492
Australia (h)	60%	58	60	60	54	44	218	263
Total		156	139	165	173	175	652	755

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati(TM)	80%	957	852	614	512	583	2,561	3,617

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (i)	100%	73.9	244.9	252.6	222.5	141.3	861.3	73.9

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,548	14,549	12,940	11,605	12,854	51,948	54,650
USA	100%	4,128	4,561	4,065	2,829	3,891	15,346	14,927
Australia	100%	2,823	2,568	2,045	1,897	2,636	9,146	9,865
Colombia	33%	2,204	2,332	2,237	2,341	2,406	9,316	7,974
Total		22,703	24,010	21,287	18,672	21,787	85,756	87,416

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	13.7	12.8	13.0	12.9	12.8	51.5	51.3
Yabulu	100%	8.9	6.1	5.9	7.0	4.3	23.3	31.4
Nickel West (j)	100%	9.2	25.2	30.1	20.3	24.5	100.1	9.2
Total		31.8	44.1	49.0	40.2	41.6	174.9	91.9

FERROCHROME
Saleable production ('000 tonnes)
South Africa (h) (k)	60%	178	-	-	-	-	-	954

(a) Metal production is reported on the basis of payable metal.
(b) BHP Billiton sold Tintaya effective from June 1, 2006.
(c) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005.
(d) Iron ore production is reported on a wet tonnes basis.
(e) From October 1, 2005 Jimblebar production disclosed on an 85% saleable production basis.
(f) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

(i) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC. Production data is shown from June 1, 2005. BHP Billiton announced the sale of Southern Cross Fertiliser operations in May 2006,completion is expected to occur in the coming weeks.

(j) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005.
(k) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.

PRODUCTION AND SHIPMENT REPORT

						YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2005	2005	2005	2006	2006	2006	2005
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,921	3,720	3,584	3,414	3,964	14,682	16,736
Minerva (a)	33	34	26	18	20	98	54
North West Shelf - condensate	1,431	1,370	1,405	1,263	1,091	5,129	5,340
North West Shelf - Wanaea/Cossack	1,571	1,149	979	751	1,111	3,990	5,853
Laminaria (b)	-	-	-	-	-	-	1,153
Griffin	453	436	344	204	296	1,280	1,743
Pakistan	49	49	54	59	60	222	211
Typhoon/Boris (c)	672	306	23	-	-	329	4,330
Mad Dog (a)	562	440	604	549	698	2,291	813
Other Americas (d)	145	123	161	68	68	420	666
Angostura (a)	997	998	1,018	1,080	1,191	4,287	1,796
Liverpool Bay	1,625	1,160	1,161	1,278	1,199	4,798	6,116
Bruce/Keith	279	254	256	209	182	901	1,011
Ohanet	461	483	353	389	426	1,651	2,040
ROD (e)	1,740	1,712	1,234	1,604	1,245	5,795	2,978
Total	13,939	12,234	11,202	10,886	11,551	45,873	50,840

NATURAL GAS (billion cubic feet)
Bass Strait	31.98	35.93	21.12	18.26	34.43	109.74	115.74
Minerva (a)	9.79	10.30	8.14	5.78	6.36	30.58	16.42
North West Shelf - Domestic	3.98	3.97	3.81	3.55	4.63	15.96	14.63
North West Shelf - LNG	22.14	21.19	23.16	21.15	22.70	88.20	83.09
Griffin	0.70	0.56	0.41	0.12	0.19	1.28	2.63
Moranbah Coal Bed Methane (f)	1.64	1.65	1.73	1.75	1.86	6.99	3.24
Illawarra Coal Bed Methane (g)	1.10	1.12	1.60	1.50	1.35	5.57	5.48
Pakistan	7.25	7.32	8.40	8.52	9.02	33.26	31.69
Typhoon/Boris (c)	0.95	0.46	0.01	-	-	0.47	7.12
Mad Dog (a)	0.18	0.08	0.12	0.11	0.25	0.56	0.21
Other Americas (d)	1.88	1.89	1.00	1.78	2.34	7.01	7.68
Bruce/Keith	6.90	5.81	6.28	6.52	5.40	24.01	23.77
Liverpool Bay	10.30	7.37	10.57	8.81	10.06	36.81	33.98
Total	98.79	97.65	86.35	77.85	98.59	360.44	345.68

LPG ('000 tonnes)
Bass Strait	128.50	143.55	108.47	99.96	144.04	496.02	510.61
North West Shelf	33.15	39.64	40.05	35.32	30.09	145.10	129.52
Bruce/Keith	16.53	13.73	15.21	8.12	5.05	42.11	59.96
Ohanet	35.53	37.32	26.86	31.86	34.57	130.61	160.01
Total	213.71	234.24	190.59	175.26	213.75	813.84	860.10

ETHANE ('000 tonnes)	22.97	28.02	24.72	22.25	31.16	106.15	101.53

TOTAL PETROLEUM PRODUCTS	33.13	31.38	27.93	26.01	30.63	115.95	119.03
(million barrels of oil equivalent) (h)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) Typhoon/Boris production was suspended in September 2005 following severe hurricane damage sustained to the Typhoon platform.
(d) BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from January 16, 2006.
(e) ROD commenced production in October 2004.
(f) BHP Billiton announced the sale of its interest in Moranbah Coal Bed Methane in June 2006, completion is expected to occur in the coming months.

(g) Illawarra Coal Bed Methane production was first reported in December 2004.
(h) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 cf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2005	2005	2005	2006	2006	2006	2005
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	718	689	663	717	694	2,763	2,813
Paranam, Suriname	209	227	219	228	247	921	874
Alumar, Brazil	127	112	130	130	131	503	495
Total	1,054	1,028	1,012	1,075	1,072	4,187	4,182

Sales
Worsley, Australia	774	584	710	709	672	2,675	2,856
Paranam, Suriname	221	203	249	213	244	909	891
Alumar, Brazil	146	107	121	130	147	505	524
Total (a)	1,141	894	1,080	1,052	1,063	4,089	4,271

ALUMINIUM
Production
Hillside, South Africa	172	172	177	174	177	700	685
Bayside, South Africa	29	41	46	46	46	179	166
Alumar, Brazil	44	45	45	44	44	178	176
Valesul, Brazil	11	11	10	11	11	43	43
Mozal, Mozambique	65	65	66	65	66	262	260
Total	321	334	344	340	344	1,362	1,330

Sales
Hillside, South Africa	185	168	175	162	186	691	682
Bayside, South Africa	45	34	43	40	48	165	170
Alumar, Brazil	46	42	44	48	44	178	176
Valesul, Brazil	10	11	12	10	11	44	44
Mozal, Mozambique	74	54	79	58	68	259	264
Total	360	309	353	318	357	1,337	1,336
Tolling Agreement (a)	25	23	22	22	38	105	93
	385	332	375	340	395	1,442	1,429

(a) Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages were previously reported under third party trading and are now allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
							YEAR ENDED
		JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
		2005	2005	2005	2006	2006	2006	2005
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	85,592	90,919	92,155	90,781	94,429	368,284	374,408
Sulphide ore milled (100%)	('000 tonnes)	21,725	22,255	22,161	21,843	21,473	87,732	83,201
Average copper grade	(%)	1.51%	1.60%	1.58%	1.62%	1.63%	1.61%	1.47%
Production ex Mill (100%)	('000 tonnes)	277.8	304.4	304.0	302.8	295.9	1,207.1	1,040.8

Production
Payable copper	('000 tonnes)	154.0	168.6	169.0	168.2	165.2	671.0	578.2
Payable gold concentrate	(fine ounces)	20,774	19,194	19,200	17,877	23,567	79,838	96,606
Copper cathode (EW)	('000 tonnes)	21.4	19.6	20.0	15.4	11.7	66.7	87.3
Payable silver concentrate	('000 ounces)	658	795	945	714	925	3,379	2,551

Sales
Payable copper	('000 tonnes)	146.0	169.4	160.7	184.4	158.6	673.1	571.4
Payable gold concentrate	(fine ounces)	19,816	19,294	18,145	20,159	22,627	80,225	97,892
Copper cathode (EW)	('000 tonnes)	26.8	19.3	19.4	16.7	11.5	66.9	90.8
Payable silver concentrate	('000 ounces)	631	803	892	802	891	3,388	2,615

Tintaya, Peru (a)
Material mined	('000 tonnes)	12,385	17,228	17,107	15,960	11,539	61,834	66,122
Sulphide Ore milled	('000 tonnes)	1,086	1,546	1,734	1,523	1,123	5,926	5,831
Average copper grade	(%)	1.67%	1.33%	1.26%	1.26%	1.33%	1.29%	1.49%

Production
Payable copper	('000 tonnes)	15.3	17.3	18.1	16.2	12.9	64.5	72.7
Payable gold concentrate	(fine ounces)	4,066	8,048	8,200	8,032	4,958	29,238	21,765
Copper cathode (EW)	('000 tonnes)	6.4	9.7	9.9	9.1	6.1	34.8	34.4
Payable silver concentrate	('000 ounces)	129	167	168	138	119	592	630

Sales
Payable copper	('000 tonnes)	17.2	17.0	19.4	15.1	12.0	63.5	72.1
Payable gold concentrate	(fine ounces)	7,073	6,783	8,376	8,016	5,079	28,254	24,376
Copper cathode (EW)	('000 tonnes)	8.2	10.3	9.8	8.3	7.1	35.5	35.9
Payable silver concentrate	('000 ounces)	160	161	207	127	109	604	651

(a) BHP Billiton sold Tintaya effective from June 1, 2006.

Cerro Colorado, Chile
Material mined	('000 tonnes)	14,805	16,696	17,107	17,926	18,258	69,987	65,593
Ore milled	('000 tonnes)	3,144	3,344	4,348	4,266	4,490	16,448	15,603
Average copper grade	(%)	0.83%	0.79%	0.90%	0.94%	0.83%	0.87%	0.91%

Production
Copper cathode (EW)	('000 tonnes)	24.6	14.5	21.5	28.1	30.0	94.1	113.1

Sales
Copper cathode (EW)	('000 tonnes)	24.8	15.0	19.7	24.4	34.5	93.6	114.4

Antamina, Peru
Material mined (100%)	('000 tonnes)	31,802	32,839	32,598	28,982	29,740	124,159	128,988
Sulphide ore milled (100%)	('000 tonnes)	7,557	7,367	8,349	7,549	7,196	30,461	30,725
Average head grades
- Copper	(%)	1.35%	1.30%	1.36%	1.48%	1.45%	1.40%	1.37%
- Zinc	(%)	1.09%	1.04%	0.51%	0.62%	0.88%	0.75%	0.93%

Production
Payable copper	('000 tonnes)	29.9	27.9	34.3	32.9	29.1	124.2	123.1
Payable zinc	(tonnes)	15,528	14,959	5,148	7,534	12,638	40,279	52,520
Payable silver	('000 ounces)	749	642	859	865	808	3,174	2,774
Payable molybdenum	(tonnes)	492	573	772	632	538	2,515	1,806

Sales
Payable copper	('000 tonnes)	28.7	30.7	35.5	30.5	25.6	122.3	123.0
Payable zinc	(tonnes)	15,066	13,203	7,894	9,634	7,638	38,369	51,161
Payable silver	('000 ounces)	769	669	813	750	505	2,737	2,743
Payable molybdenum	(tonnes)	587	538	751	697	627	2,613	1,639

Cannington, Australia
Material mined	('000 tonnes)	880	910	887	799	496	3,092	3,437
Ore milled	('000 tonnes)	746	772	850	809	589	3,020	3,089
Average head grades
- Silver	(g/t)	482	453	493	431	469	461	515
- Lead	(%)	9.8%	9.9%	10.8%	9.8%	10.9%	10.3%	10.5%
- Zinc	(%)	3.0%	3.3%	3.5%	4.0%	4.1%	3.7%	3.2%

Production
Payable silver	('000 ounces)	10,283	9,579	11,672	9,693	7,503	38,447	44,030
Payable lead	(tonnes)	64,652	64,873	77,187	68,754	55,507	266,321	281,970
Payable zinc	(tonnes)	12,676	14,188	18,780	20,885	14,926	68,779	52,841

Sales
Payable silver	('000 ounces)	12,265	9,078	11,972	9,061	8,516	38,627	44,051
Payable lead	(tonnes)	76,680	59,942	79,474	63,112	62,787	265,315	284,977
Payable zinc	(tonnes)	13,415	10,676	16,814	17,508	20,121	65,119	53,359

Olympic Dam, Australia (a)
Material mined (b)	('000 tonnes)	855	2,007	2,145	2,065	2,002	8,219	855
Ore milled	('000 tonnes)	933	2,345	2,430	2,343	2,517	9,635	933
Average copper grade	(%)	2.15%	2.26%	2.32%	2.10%	2.10%	2.19%	2.15%
Average uranium grade	kg/t	0.57	0.64	0.65	0.59	0.55	0.61	0.57

Production
Copper cathode (ER)	('000 tonnes)	14.5	44.2	48.6	43.1	50.5	186.4	14.5
Copper cathode (EW)	('000 tonnes)	1.6	4.9	4.9	4.0	4.1	17.9	1.6
Uranium oxide concentrate	(tonnes)	415	1,088	1,070	913	865	3,936	415
Refined gold	(fine ounces)	7,042	26,424	27,300	26,186	27,636	107,546	7,042
Refined silver	('000 ounces)	62	179	222	245	238	884	62

Sales
Copper cathode (ER)	('000 tonnes)	16.2	47.5	44.9	44.1	49.0	185.5	16.2
Copper cathode (EW)	('000 tonnes)	1.1	5.2	5.8	4.2	4.1	19.3	1.1
Uranium oxide concentrate	(tonnes)	391	879	1,287	992	1,183	4,341	391
Refined gold	(fine ounces)	10,555	21,192	26,369	27,300	27,375	102,236	10,555
Refined silver	('000 ounces)	68	144	254	178	320	896	68

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005.
(b) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.1	2.2	2.1	2.1	2.1	8.5	9.1

Sales
Copper cathode (EW)	('000 tonnes)	2.3	2.3	2.6	2.6	2.6	10.1	8.4

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2005	2005	2005	2006	2006	2006	2005
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,493	6,234	6,166	5,884	6,490	24,774	25,736
Goldsworthy Joint Venture	1,593	1,393	1,669	1,371	1,808	6,241	4,685
Area C Joint Venture	4,813	4,286	4,969	3,332	5,401	17,988	16,612
Yandi Joint Venture	8,943	8,409	8,372	8,561	8,854	34,196	35,661
Jimblebar (b)	1,558	1,645	1,569	1,549	1,607	6,370	6,364
Total (BHP Billiton share)	23,400	21,967	22,745	20,697	24,160	89,569	89,058
Total production (100%)	27,254	25,553	26,760	24,350	28,423	105,086	103,651

Sales
Lump	6,961	5,991	6,483	5,276	6,092	23,842	24,510
Fines	17,189	15,837	16,357	15,547	18,481	66,222	64,108
Total (BHP Billiton share)	24,150	21,828	22,840	20,823	24,573	90,064	88,618
Total sales (100%)	28,119	25,389	26,871	24,498	28,909	105,667	103,133

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) From October 1, 2005 Jimblebar production disclosed on an 85% saleable production basis.

Samarco, Brazil
Production	1,896	1,881	1,865	1,802	1,955	7,503	7,687

Shipments	1,728	1,900	2,155	1,532	2,022	7,609	7,614

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,603	1,627	1,409	1,533	1,449	6,018	6,565
Goonyella	1,740	1,609	1,921	1,751	1,986	7,267	5,461
Peak Downs	1,322	1,250	1,186	1,095	858	4,389	4,526
Saraji	878	675	602	563	794	2,634	3,251
Norwich Park	836	759	678	550	675	2,662	2,880
Gregory Joint Venture	642	773	645	480	712	2,610	2,712
BMA total	7,021	6,693	6,441	5,972	6,474	25,580	25,395

BHP Mitsui Coal (b)
Riverside	43	-	-	-	-	-	2,384
South Walker Creek	839	726	710	763	850	3,049	3,273
BHP Mitsui Coal total	882	726	710	763	850	3,049	5,657
Queensland total	7,903	7,419	7,151	6,735	7,324	28,629	31,052

Shipments
Coking coal	5,705	4,869	4,987	5,032	5,798	20,686	22,134
Weak coking coal	1,619	1,207	1,366	1,342	1,444	5,359	6,615
Thermal coal	815	579	403	482	581	2,045	2,717
Total	8,139	6,655	6,756	6,856	7,823	28,090	31,466

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,667	1,567	1,822	1,725	1,900	7,014	6,251

Shipments
Coking coal	1,500	1,190	1,457	1,508	1,292	5,447	5,654
Thermal coal	27	383	103	313	136	935	346
Total	1,527	1,573	1,560	1,821	1,428	6,382	6,000

MANGANESE ORE
South Africa
Saleable production (a)	631	566	529	532	673	2,300	2,508

Australia
Saleable production (a)	787	821	749	694	716	2,980	2,947

MANGANESE ALLOY
South Africa
Saleable production (a)	98	79	105	119	131	434	492

Australia
Saleable production (a)	58	60	60	54	44	218	263

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
							YEAR ENDED
		JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
		2005	2005	2005	2006	2006	2006	2005
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati(TM), Canada
Ore Processed (100%)	('000 tonnes)	1,216	1,158	962	995	1,181	4,296	4,595

Production	('000 carats)	957	852	614	512	583	2,561	3,617

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	73.9	244.9	252.6	222.5	141.3	861.3	73.9

Sales (b)	('000 tonnes)	105.9	175.5	221.2	200.4	304.4	901.5	105.9

(a) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC. Production data is shown from June 1, 2005. BHP Billiton announced the sale of Southern Cross Fertiliser operations in May 2006, completion is expected to occur in the coming weeks.

(b) Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2005	2005	2005	2006	2006	2006	2005
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,548	14,549	12,940	11,605	12,854	51,948	54,650

Sales
Export	5,094	5,436	6,273	5,658	4,271	21,638	20,477
Local utility	7,560	8,013	7,250	7,328	7,365	29,956	31,281
Inland	186	309	268	203	253	1,033	1,230
Total	12,840	13,758	13,791	13,189	11,889	52,627	52,988

New Mexico, USA
Production
Navajo Coal	2,389	2,238	2,252	2,305	1,471	8,266	8,245
San Juan Coal	1,739	2,323	1,813	524	2,420	7,080	6,682
Total	4,128	4,561	4,065	2,829	3,891	15,346	14,927

Sales - local utility	3,319	3,769	3,628	3,553	3,556	14,506	14,402

Hunter Valley, Australia
Production	2,823	2,568	2,045	1,897	2,636	9,146	9,865

Sales
Export	1,746	1,570	1,312	1,267	1,048	5,197	6,253
Inland	1,186	983	793	643	1,475	3,894	3,873
Total	2,932	2,553	2,105	1,910	2,523	9,091	10,126

Cerrejon Coal, Colombia
Production	2,204	2,332	2,237	2,341	2,406	9,316	7,974

Sales - export	2,338	2,170	2,087	2,116	2,387	8,760	8,385

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2005	2005	2005	2006	2006	2006	2005
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	13.7	12.8	13.0	12.9	12.8	51.5	51.3

Sales	12.8	11.1	14.2	12.4	13.6	51.3	50.1

Yabulu, Australia
Production
Nickel metal	8.9	6.1	5.9	7.0	4.3	23.3	31.4
Cobalt	0.4	0.3	0.2	0.3	0.2	1.0	1.8

Sales
Nickel metal	8.3	6.3	6.6	6.9	4.9	24.7	31.5
Cobalt	0.4	0.4	0.3	0.4	0.3	1.4	1.6

Nickel West, Australia (a)
Production
Nickel contained in finished matte	3.3	9.7	13.9	5.2	9.6	38.4	3.3
Nickel metal	5.9	15.5	16.2	15.1	14.9	61.7	5.9
Nickel production (b)	9.2	25.2	30.1	20.3	24.5	100.1	9.2

Sales
Nickel contained in finished matte	3.5	7.6	14.3	8.8	7.9	38.6	3.5
Nickel metal	4.7	15.9	15.5	16.6	17.3	65.3	4.7
Nickel sales (b)	8.2	23.5	29.8	25.4	25.2	103.9	8.2

(a) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005.

(b) In addition to the production and sales reported above, Nickel West also produced and sold 1.2 kt nickel in concentrate during the quarter ended 30 June 2006. There has been no production or sales of nickel in concentrate in prior quarters.

FERROCHROME
South Africa (a)
Saleable production (b)	178	-	-	-	-	-	954

(a) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
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United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
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email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
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email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 25 July 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary